January 31, 2012

VIA OVERNIGHT DELIVERY

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:      Energen Corporation and Alabama Gas Corporation

            Form 10-K for Fiscal Year Ended December 31, 2010

            Filed February 25, 2011

            File No. 001-07810

Dear Mr. Schwall:

Energen Corporation has received your letter to our Chief Executive Officer, James McManus, dated January 30, 2012. We have reviewed your comments and submit the following response for your consideration:

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 13

Proven Undeveloped Reserves, Bcfe, page 14

1.     We note your presentation of the line item “Extensions, discoveries and acquisitions” in the reconciliation of changes for your year-end 2010 PUD reserves. Please expand this so that the acquisitions are disclosed separately from extensions and discoveries. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

In future filings the Company will expand its disclosure to state acquisitions separately from extensions and discoveries.

H, Roger Schwall

January 31, 2012

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
J. David Woodruff General Counsel and Secretary